Exhibit 99.1

Draganfly to Attend 8th Annual Capital Event Management Conference in Montreal

Montreal, QC. June 15, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is thrilled to announce its participation at the highly anticipated 8th annual Capital Event Management Conference in Montreal, taking place from June 16 to June 18, 2023.

The Montreal Capital Event serves as a platform to connect growth-stage companies, including those in the technology, resource, biotech, and special situations sectors, with top-level capital finance individuals. This year’s event coincides with the Canadian Grand Prix, allowing attendees to participate in Sunday’s race day action.

During this three-day event, Draganfly’s President and CEO, Cameron Chell, will participate in one-on-one meetings, providing investors and industry experts with insights into its innovative drone technology and its impact on a variety of sectors.

“Draganfly is grateful for the opportunity to meet with such a distinguished audience at the Montreal Capital Event,” said Cameron Chell, President and CEO of Draganfly.

To learn more about the Montreal Capital Event click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com